Exhibit (a)(4)



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     This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares. The Offer is being made solely by the formal Offer to Purchase to be forwarded to Shareholders upon request, and is not being made to, nor will tenders be accepted from or on behalf of, Shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

                                November 23, 2004


                    WELLS REAL ESTATE INVESTMENT TRUST, INC.

                  OFFER TO PURCHASE SHARES FOR $7.00 PER SHARE

     As described in more detail in the Offer to Purchase (the "Offer") which can be obtained upon request as described below, Sutter Opportunity Fund 3, LLC and Robert E. Dixon (the "Purchasers") are offering to purchase up to 1,000,000 Shares of Common Stock, Par Value $.01 ("Shares") in WELLS REAL ESTATE INVESTMENT TRUST, INC., (the "Company") at a purchase price equal to:

                                 $7.00 per Share

     The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in the Company without the usual transaction costs associated with selling commissions, bid/ask spreads, and brokerage fees.

     To respond to our offer, please contact us at the mailing address, telephone, facsimile or email address set forth below. We will provide you with the Offer document and Letter of Transmittal for tender of your Shares. Please review this package carefully, and if you wish to tender your Shares, you must complete and return a Letter of Transmittal to the Purchasers at the addresses set forth below. The Letter of Transmittal and a complete copy of the Offer documents may be obtained free of charge by contacting the Purchasers at the following addresses and telephone numbers:

                         Sutter Opportunity Fund 3, LLC
                       220 Montgomery Street, Suite 2100,
                         San Francisco, California 94104
                            Telephone: (415) 788-1441
                            Facsimile: (415) 788-1515
                          Email: info@suttercapital.com

     If you have any questions or need assistance, please call the Purchasers at
(415) 788-1441.

     THIS OFFER AND RELATED WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT PACIFIC STANDARD TIME ON DECEMBER 31, 2004, UNLESS THE OFFER IS EXTENDED.

     Funding for the purchase of the Shares will be provided through the Purchasers's existing working capital and members capital contributions. The Purchasers are not in any way affiliated with Wells Real Estate Investment Trust, Inc. or its management. The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer. The Offer will expire at 12:00 midnight, Pacific Standard Time on December 31, 2004, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date"). The Purchasers will not provide a subsequent offering period following the Expiration Date. If the Purchasers make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, or a change in the percentage of securities ought. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Shareholders. Accordingly, if prior to the Expiration Date, the Purchasers increase (other than increases of not more than two percent of the outstanding Shares) or decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such ten business days.


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For purposes of the Offer, a "business day" means any day other than a Saturday,
Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to Purchasers a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Shares to be withdrawn. In addition, tendered Shares may be withdrawn at any time on or after January 14, 2005, unless the tender has theretofore been accepted for payment as provided above. If tendering Shareholders tender more than the number of Shares that Purchasers seek to purchase pursuant to the Offer, Purchasers will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering Shareholder during the period during which the Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers at the Purchasers' expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.